Exhibit 12.1

	Ratio of Earnings to Fixed Charges (in thousands, except ratios)
	October 31, 1998 (Inception) through December 31,	Fiscal Year Ended December 31,				Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2003
Net income (loss) before income taxes	$(184)	$(15,212)	$(94,820)	$(74,651)	$(10,599)	$12,906
Total fixed charges	1	111	1,861	1,405	2,020	1,627

Total income (loss) before income taxes and fixed charges	$(183)	$(15,101)	$(92,959)	$(73,246)	$(8,579)	$14,533

Fixed Charges
Interest expense	$—	$71	$1,373	$754	$1,089	$851
Assumed interest attributable to rentals	1	40	488	651	931	776

Total fixed charges	$1	$111	$1,861	$1,405	$2,020	$1,627

Earnings available to cover fixed charges	N/A	N/A	N/A	N/A	N/A	$14,533
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	8.9
Deficiency of earnings available to cover fixed charges(2)	$(184)	$(15,212)	$(94,820)	$(74,651)	$(10,599)	N/A

(1)	For purposes of calculating the ratio of earnings to fixed charges, (1) “earnings” consist of (a) income (loss) before taxes plus (b) fixed charges and “fixed charges” consist of interest expense plus the portion of rent expense that approximates the interest factor included in rent expense.
(2)	Due to net losses incurred in the period from October 31, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999, 2000, 2001 and 2002, the ratio of earnings to fixed charges in those periods was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1 in those periods.